

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2019

Jed Kaplan
Chief Executive Officer
Simplicity Esports and Gaming Company
7000 W. Palmetto Park Road, Suite 210
Boca Raton, FL 33433

      Re: Simplicity Esports and Gaming Company
          Preliminary Proxy Statement on Schedule 14A
          Filed June 5, 2019
          File No. 001-38188

Dear Mr. Kaplan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Transportation and Leisure

cc: Laura Anthony, Esq.